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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 24, 2006

DAYBREAK OIL AND GAS, INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	**000-50107**	**91-0626366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 W. Main Ave., Suite 1017 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 462-0315**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On August 24, 2006, Daybreak Oil and Gas, Inc. finalized an agreement with Green River Drilling, LLC of Venus, Texas, to supply the financing for the refurbishing of a drilling rig capable of drilling to a 9,500 foot depth.

The terms of the financing agreement call for Daybreak to advance a total of $600,000 for the refurbishing project. In exchange for financing the refurbishing of the drilling rig, Daybreak will have the right to exclusive use of the drilling rig for a period of three years. Additionally, Daybreak will have the option to purchase a 49% interest in Green River Drilling, LLC for the cost of the refurbishing and $200,000 in cash or in restricted common stock.

Completion of the refurbishing project should occur within 60 days.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

d) Exhibits:

10.1	Agreement for Refurbishment and Operation of Drilling Rig
10.2	Security Agreement
10.3	Secured Promissory Note
10.4	Option to Purchase Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Daybreak Oil and Gas, Inc.

/s/ Terrence J. Dunne

By:_____
Terrence J. Dunne, Chief Financial Officer

Date: September 6, 2006

Exhibit 10.1

AGREEMENT FOR REFURBISHMENT
AND OPERATION OF DRILLING RIG

This agreement (the "Agreement") is entered as of August _____, 2006 (the "Effective Date") between Green River Drilling, LLC ("Green River"), whose address is 501 WCR 109, Venus, TX 76084 and Daybreak Oil & Gas, Inc. ("Daybreak"), whose address is 601 W. Main Ave, Spokane, WA 99201.

WHEREAS, Green River owns a drilling rig now stored in Abilene, TX, and desires to refurbish the rig to drill for oil and gas, and

WHEREAS, Daybreak desires to provide Green River funds sufficient to refurbish the drilling rig in exchange for a "preferred" right to the use of the drilling rig to drill wells owned by Daybreak.

THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Daybreak's Funding Obligation

1. Within two business days of the Effective Date, Daybreak shall deliver the sum of $200,000.00 by wire transfer into the account of Green River pursuant to wiring instructions attached hereto on Schedule 1.

2. Beginning on_____, August _____, 2006, and on the same day of each immediately subsequent week Daybreak shall deliver the sum of $100,000.00 by wire transfer into the same account of Green River until a total of $600,000.00 (including the initial $200,000 payment) has been paid.

3. Simultaneous with the execution of this Agreement and in reliance upon Daybreak making each of said payments, Green River has executed a promissory note and security agreement in the amount of $600,000.00 to evidence its obligation to repay so much of the funds delivered by Daybreak as used for repairing and refurbishing the rig.

Green River's Obligation to Refurbish

4. Green River will use commercially reasonable efforts to use the funds provided by Daybreak to purchase materials, hire labor and perform services necessary to repair and refurbish the rig so that it is capable of drilling an oil and/or gas well to a total depth of 9,500 feet within 45 to 60 days of the Effective Date.

5. Green River agrees to purchase materials and use commercially reasonable efforts to hire as many workers as are necessary to refurbish the rig using four separate crews simultaneously. Green River anticipates that the following tasks will be performed at the following location:

a.   Abilene Location 1 (Holden/Hossco yards) – Sandblast & Paint Rig;

b.   Abilene Location 2 (Hossco yard – Mud Pumps/Rotary Table/Swivel;

c.   Abilene Location 3 (Hossco yard) – Derrick/Sub/Drawworks;

d.   Venus Location 4 (Harden yard) – Pony Subs/Bottom Dog House.

6.   Green River will inform Daybreak weekly on the progress of refurbishment and report actual costs compared to costs estimated in the budget attached to this Agreement as Exhibit "A".

7.   If refurbishment costs exceed $600,000.00, the parties may agree to share the additional expenses equally or, at Green River's option, Daybreak will loan such additional funds as are necessary to complete the project. In either case, upon receipt of funds in excess of $600,000.00 from Daybreak, Green River will execute a second promissory note and security agreement in a principal amount equal to the additional funds loaned by Daybreak. Notwithstanding the foregoing, at any time when Green River anticipates that the costs of refurbishment will exceed $800,000, the parties will promptly meet to discuss the cost overruns, and Green Rive will not be authorized to spend funds or incur debts for refurbishment in excess of $800,000 without prior approval of Daybreak. If costs of refurbishment are less than $600,000.00 any funds delivered by Daybreak but not utilized by Green River in the repair and refurbishment of the rig will be retained by Green River and utilized as determined by Green River.

Operation of the Rig After Repairs

8.   Upon completion of refurbishment, Green River reserves the opportunity to drill a well ("Test Well") for a third party in the vicinity of Abilene, TX, in order to test the rig prior to moving the rig to a well location desired by Daybreak.

9.   By no later than the date Green River has completed drilling of the Test Well, Daybreak will provide Green River a schedule of locations to be drilled during the first year.

10.   The parties will enter into IADC-form Daywork Drilling Contracts, in which Daybreak, subject to paragraph 15 below, will be given the opportunity to utilize the rig exclusively for a period of three (3) years in exchange for a 2.5% discount from Green River's customary working day rate in existence at the time of the spudding of each well covered by each contract.

11.   Upon written request by Green River, Daybreak will prepay, subject to the offset described in paragraph 10 above, the estimated costs of mobilization (if borne by Green River), drilling and other work anticipated by Green River for each well prior to the spudding of each well. If such request has been made by Green River but such prepayment has not been delivered by Daybreak, Green River may delay spudding until such time as prepayment is made.

12.   Green River agrees to hire qualified and experienced personnel to operate the rig during drilling, and will use commercially reasonable efforts to maintain a full crew at all times (2 shifts of 2 personnel plus 1 tool pusher (9 total) on a 14 days on/off rotating schedule – 18 total). Additionally, Green River agrees to provide adequate workers compensation/occupational injury insurance for its personnel and implement a safety program.

13.   Green River agrees to provide General Liability ($1,000,000.00 each occurrence) & Property ($1,400,000.00 limit) insurance prior to spudding the Test Well and maintain such insurance in force while drilling for Daybreak

14.   If at any time while the rig is under contract to Daybreak, Daybreak expects that it will not have a new location prepared for the rig to move to within seven days after reaching completion or abandonment of drilling a well, Daybreak agrees to release the rig to Green River so that Green River may contract with another operator for a single-well contract. Alternatively, Daybreak may, at its option, elect to pay Green River a standby rate of $12,000.00 per day for each day that the rig remains idle. No deduction from the standby rate for preferred use discount (item 10) will be allowed.

15.   There will be no day-rate charge to Daybreak for equipment breakdown or maintenance that results in cessation of drilling operations for longer than 12 hours in one 24-hour period.

Ownership in Green River

16.   For a period of 18 months from the Effective Date, and only if the payment of funds by Daybreak set forth in paragraphs 1 and 2 above total at least $600,000, Daybreak will have the exclusive option to purchase from W.D. Harden a 49% membership interest in Green River on the terms and conditions set forth in the Option to Purchase Interest agreement executed by the parties contemporaneous with this Agreement.

Miscellaneous

17.   Green River shall be excused from completing its refurbishment of the rig for so long as such performance is prevented or hindered by any act of God, action of the elements, wars (declared or undeclared), insurrection, revolution, rebellions or civil strife; piracy, civil war or hostile action; terrorist acts; strikes; differences with workmen; acts of public enemies; federal or state laws, rules, regulations, dispositions or orders of any governmental authorities having jurisdiction on the premises or of any other group, organization or informal association (whether or not formally recognized as a government); inability to procure material, equipment or necessary labor in the open market; acute and unusual labor or material, equipment or fuel shortages, or any other causes (except financial) beyond the control of Green River.

18.   This Agreement and the other agreements mentioned herein sets forth the

entire agreement between the parties relating to the subject matter and stands in the place of any previous agreement, whether oral or in writing. No amendment to this Agreement shall be binding upon either party unless in a written instrument executed by both parties.

19.   This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators and assigns.

20.   The parties acknowledge that in the performance of this Agreement they are acting independently and not as partners in any capacity, mining or otherwise.

21.   This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Executed originals may be delivered by facsimile, and for the purposes of enforcement a facsimile shall be deemed to be an original.

IN WITNESS WHEREOF this Agreement has been executed, as of the Effective Date.

Executed on August 22, 2006

Thomas C. Kilbourne
Treasurer
Daybreak Oil & Gas, Inc.

Executed on August 22, 2006

William D. Harden
Manager
Green River Drilling, LLC

For purposes of paragraph 16, only:

William D. Harden
Individually

Exhibit 10.2

SECURITY AGREEMENT

This Security Agreement (the "Agreement") is entered into this ____ day of August, 2006, by Green River Drilling, LLC, a Texas Limited Liability Company ("Debtor") and Daybreak Oil and Gas, Inc., a Washington Corporation ("Secured Party"). The purpose of this loan is to refurbish and put in operation the rig/collateral identified herein.

RECITALS

A. Secured Party has loaned, or has committed to loan to Debtor Six Hundred Thousand and 00/100 Dollars ($600,000.00).

B. Debtor's obligation to repay the amount loaned or to be loaned is evidenced by a promissory note in the principal amount of $600,000.00, dated August, _____ 2006, payable to Secured Party (the "Note").

C. Debtor and Secured Party are entering into this Agreement in order to secure Debtor's repayment obligation to Secured Party.

NOW, THEREFORE, the parties agree as follows:

1. *Definitions.*

(a) *Collateral.* The term "Collateral" means the following property that is now and hereafter at any time used in connection with (without regard to the duration of the period of such use), or now or at any time relates to or arises as a result of the operation of the business of Debtor:

(i)   that certain drilling rig identified as Rig No. 205 and further described on Exhibit "A" attached hereto and by this reference incorporated herein together with (a) all increases, parts, fittings, accessories, equipment, special tools and accessions now or hereafter attached thereto or used in connection therewith, and any and all replacements of all or any part thereof; (b) any profits now or hereafter acquired from or through any of the foregoing; (c) any products now or hereafter manufactured, processed, assembled or commingled from any of the foregoing; and (d) any and all proceeds received should any of the foregoing be sold, exchanged, collected or otherwise disposed of. Sale or disposition of Collateral is prohibited without the prior written consent of the Holder herein.

(ii)   all of Maker's assets, inventory, including all goods, merchandise, raw materials, supplies and other tangible personal property, now owned or hereafter acquired, wheresoever located, and all the documents now and at any times covering or representing any of said property;

(iii)   all of Maker's accounts, accounts receivable, contracts receivables, contract rights, notes, drafts, acceptances, instruments, chattel paper and general intangibles, and all security for payment thereof, now and hereafter existing and arising; and

(iv) all of Maker's equipment, including furniture, furnishings, machinery, fixtures, storage shelves and other goods used in the conduct of Debtor's business, including, but not limited to, all motor vehicles and rolling stock, now owned or hereafter acquired; together with (a) all increases, parts, fittings, accessories, equipment, special tools and accessions now or hereafter attached thereto or used in connection therewith, and any and all replacements of all or any part thereof; (b) any profits now or hereafter acquired from or through any of the foregoing; (c) any products now or hereafter manufactured, processed, assembled or commingled from any of the foregoing; and (d) any and all proceeds received should any of the foregoing be sold, exchanged, collected or otherwise disposed of. Sale or disposition of Collateral is prohibited without the prior written consent of the Holder herein.

(b) *Cure Period.* The term "Cure Period" means a period of fifteen (15) days from the time the Debtor receives Notice of a Default.

(c) *Debtor.* The term "Debtor" means Green River Drilling, LLC, a Texas Limited Liability Company.

(d) *Default.* A "Default" shall occur when:

(i) the Debtor fails to make any payment, when due, on any of the Obligations; or

(ii) the Debtor breaches or fails to perform any of its other obligations under this Agreement or any other agreement between the Secured Party and Debtor; or

(iii) the Debtor becomes insolvent; or

(iv) an action is commenced to appoint, or the Debtor consents to the appointment of, a receiver, or trustee, or other similar official for all or any part of the Debtor's property; or

(v) the Debtor assigns any of its assets for the benefit of its creditors; or

(vi) the Debtor files or is served with a petition for relief under 11 U.S.C. §§ 1 et seq., or any similar state or federal statute, or a proceeding is instituted against the Debtor seeking a readjustment of Debtor's indebtedness; or

(vii) any of the Collateral is attached pursuant to a court order or other legal process; or

(viii) the Debtor admits, in writing, its inability to pay its debts as they become due; or

(ix)   a court of a court of competent jurisdiction enters an order approving a petition seeking a reorganization of the Debtor or appointing a receiver, trustee, or other similar official of substantially all of Debtor's assets.

(e) *Note and Payment.* The term "Note" means the promissory note made by Debtor and payable to the Secured Party. Monthly payments of Forty-Six Thousand and 00/100 Dollars ($46,000.00) shall include principal and interest at the rate of eight percent (8%) per annum with the first payment due at the later of December 1, 2006 or the 10th day of the first month following the second calendar month during which the rig has charged and collected a daywork rate under a drilling contract with Daybreak. Thereafter, monthly payments will be due on the 10th day of each month until the Note is paid in full. In the event that the rig is on a standby rate for more than seven (7) days in any one month, then said monthly payment for the next month may be reduced by Two Thousand and 00/100 Dollars ($2,000.00) per day for every day in excess of seven (7) days that the rig is on the standby rate. The rig may not be released for the use by any third party without the prior written consent of Daybreak Oil and Gas, Inc. If the lender has not received the full amount of any payment due under this Note when fifteen (15) days following the date such payment is due, Debtor shall pay lender a late charge at the default rate as defined herein.

The unpaid principal shall be the total amount advanced hereunder, less the amount of the principal payments made hereon. The undersigned warrants that this loan and all funds advanced hereunder are exclusively for commercial or business purposes. This Note is given to avoid the execution of an individual Note for each advance made by Maker.

Payments shall be applied first to costs, expenses, and other charges provided for in this Note or incurred by the Holder in realizing on this Note, second to interest then accrued, and then to principal. All payments shall be made in the lawful currency of the United States of America. All payments shall be made to the Holder at 601 West Main Avenue, Suite 1017, Spokane, Washington 99201 or at such other place as the Holder may specify in writing.

(f) *Notice.* The term "Notice" means a written letter from Secured Party to Debtor informing Debtor of Default.

(g) *Obligations.* The term "Obligations" means all debts, liabilities, and obligations owed by Debtor to Secured Party, specifically including the liabilities and obligations evidenced by the Note.

(h) *Secured Party.* The term "Secured Party" means the Daybreak Oil and Gas, Inc.

2. *Grant of Security Interest.* In consideration for advancing monies pursuant to the Note, and as security for the prompt payment and performance of the Obligations, Debtor grants to Secured Party a security interest in the Collateral. The Collateral shall

be held by the Debtor, unless and until a Default occurs.

3. *Perfection of Security Interests.* The Debtor will execute, file, and record any notice, financing statement, or other instrument necessary to create, continue, or perfect the security interest granted by this Agreement or to enable the Secured Party to exercise or enforce its rights under this Agreement.

4. *Power of Attorney.* The Debtor grants to Secured Party an irrevocable special power of attorney for the purpose of:

(a) Executing, in the Debtor's name, one or more financing statements, continuation statements or other documents under the Uniform Commercial Code covering the Collateral, and naming the Debtor as "debtor" and the Secured Party as "secured party"; and

(b) Correcting and completing any financing statements, continuation statements, or other documents that have been signed by Debtor, or by the Secured Party on behalf of the Debtor, pursuant to this power of attorney.

5. *Warranties and Covenants.* Debtor warrants and agrees that:

(a) *Protection of Collateral.* Except for the security interest granted by this Agreement, Debtor owns and will keep the Collateral free and clear of liens, security interests, or other encumbrances. No financing statement, security agreement, or other instrument naming the Debtor as "debtor" and affecting the Collateral exists, or is on file or recorded in any public office. Debtor will not, without obtaining the prior written consent of the Secured Party, transfer or encumber any part of the Collateral or any interest in the Collateral. Debtor will not undertake any action that will impair, damage, or destroy the Secured Party's collateral position.

(b) *Performance.* Debtor will perform promptly all of its Obligations.

(c) *Location of Records and Collateral.* Debtor's mailing address is 501 West County Road 109, Venus, Texas 76084. The location of Debtor's place of business is 501 West County Road 109, Venus, Texas 76084. Debtor's records concerning the Collateral are kept at its place of business. The Collateral is currently located at _____. Debtor will promptly notify the Secured Party of any change in the location of its place of business, the Collateral, or its records concerning the Collateral.

(d) *Litigation.* No unsatisfied judgments, decrees, or orders of any court or governmental body are outstanding against Debtor or against the Collateral. No proceedings are pending, nor has Debtor been threatened with the institution of proceedings, before any court or governmental body which will affect the financial condition of Debtor or the status of the Collateral.

(e) *Payment of Taxes and Indebtedness.* Debtor will promptly pay all liens, taxes, assessments, or contributions required by law which may come due and which are lawfully levied or assessed with respect to any of the Collateral. Debtor will execute and deliver to Secured Party, upon demand, certificates attesting to the timely payment or deposit of the sums owed on all such liens, taxes, assessments, or contributions. Debtor will promptly perform the Obligations. Debtor will fully comply with all terms and provisions of this Agreement and all other security instruments upon which it is obligated.

(f) *Power to Undertake Agreement.* Debtor has the unqualified right to enter into this Agreement and to perform its terms.

(g) *No Impairment of Obligations.* Until the Note has been paid in full, Debtor will not make any agreement that is inconsistent with its Obligations unless Debtor has obtained prior written consent from Secured Party.

(h) *Inspection of Collateral.* Debtor grants to Secured Party the right to visit Debtor's premises at reasonable times during regular business hours to inspect the Collateral.

6. *Notice of Default and Cure.* Secured Party shall deliver Notice of any Default to Debtor. Debtor shall have the right to cure any Default specified under Section 1(d)(i) or (ii) within the Cure Period. Debtor may not cure a Default described in Section 1(d) (iii) through (ix) of this Agreement. If Debtor fails to cure the Default within the Cure Period, or is prohibited from curing the Default, then Secured Party may pursue any and all remedies provided in this Agreement. Debtor agrees that receipt of Notice shall provide Debtor with reasonable advance notice of a planned sale or other disposition of the Collateral by Secured Party.

7. *Remedies.* Upon Default, Secured Party shall have all rights available at law or in equity, including all rights available under the Texas Uniform Commercial Code. All rights and remedies granted under this Agreement shall be deemed cumulative, and not exclusive of any other right or remedy available to Secured Party. Secured Party retains the right, upon giving Notice to Debtor, to bring suit on the Note, to take possession of the Collateral, and to sell, assign, or otherwise dispose of the Collateral as permitted under Texas law. Debtor shall be entitled to any surplus, and shall remain liable for any deficiency remaining after disposition of the Collateral. All rights and remedies granted under this Agreement shall be deemed cumulative and not exclusive of any other right or remedy available to Secured Party.

8. *Modifications to Be in Writing.* This Agreement may not be changed orally. For a modification of this Agreement to be effective, it must in writing and have been signed by each party. Every right or remedy granted by this Agreement may be exercised as often as shall be deemed expedient by Secured Party.

9. *Obligations Binding on Successors.* Debtor may not transfer its rights, duties, or obligations under this Agreement without the prior written consent of Secured Party. This Agreement, and the duties it sets forth shall bind Debtor and its successors and

assigns. All rights and powers established in this Agreement shall benefit Secured Party and its successors and assigns.

10. *Termination of Agreement.* At such time as Debtor shall completely satisfy all the Obligations, this Agreement shall terminate. At that time, Secured Party shall deliver to Debtor the Note and any other instruments necessary to release Secured Party's interest in the Collateral.

11. *Venue.* The parties to this Agreement agree that any action on this Agreement shall be brought in a court of appropriate jurisdiction located in Johnson County, Texas.

12. *Notice.* Any notice, consent, or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given either (1) when delivered personally to the party to whom it is directed (or any officer or agent of the party), or (2) ten business days after being deposited in the United States' certified or registered mail, postage prepaid, return receipt requested, and properly addressed to the party. A communication will be deemed to be properly addressed if sent to Debtor at 501 West County Road 109, Venus, Texas 76084 or if sent to Secured Party at 601 West Main Avenue, Suite 1017, Spokane, Washington 99201. Debtor or Secured Party may at any time during the term of this Agreement change the address to which notices and other communications must be sent by providing written notice of a new address within the United States to the other party. Any such change of address will be effective ten (10) days after notice is given.

13. *Governing Law.* This Agreement will be construed and the rights, duties, and obligations of the parties will be determined in accordance with the laws of the State of Texas.

14. *Headings.* Headings used in this Agreement have been included for convenience and ease of reference only, and will not influence the construction or interpretation of any provision of this Agreement.

15. *Entire Agreement.* This Agreement, the Note, and the Agreement for Refurbishment and Operation of Drilling Rig of even date herewith, represent the entire understanding of the parties with respect to its subject matter.

16. *Waiver.* No right or obligation under this Agreement will be deemed to have been waived unless evidenced by a writing signed by the party against whom the waiver is asserted, or by the party's duly authorized representative. Any waiver will be effective only with respect to the specific instance involved, and will not impair or limit the right of the waiving party to insist upon strict performance of the right or obligation in any other instance, in any other respect, or at any other time.

17. *Severability.* The parties intend that this Agreement be enforced to the greatest extent permitted by applicable law. Therefore, if any provision of this Agreement, on its face or as applied to any person or circumstance, is or becomes unenforceable to any extent, the remainder of this Agreement and the application of that

provision to other persons, circumstances, or extent, will not be impaired.

18. *References.* Except as otherwise specifically indicated, all references to numbered or lettered sections or subsections refer to sections or subsections of this Agreement, and all references to this Agreement include any subsequent amendments to the Agreement.

19. *Attorneys' Fees.* If any litigation or other dispute resolution proceeding is commenced between parties to this Agreement to enforce or determine the rights or responsibilities of the parties, the prevailing party or parties in the proceeding will be entitled to receive, in addition to any other relief granted, its reasonable attorneys' fees, expenses, and costs incurred preparing for and participating in the proceeding. Each party shall bear the cost of their own attorney fees in connection with the preparation and negotiation of this Agreement.

20. *Counterparts.* This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

21. *Further Assurances.* Each party agrees to take any additional actions and to make, execute, and deliver any additional written instruments that may be reasonably required to carry out the terms, provisions, intentions, and purposes of this Agreement.

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

Executed and delivered this 22nd day of August, 2006.

Green River Drilling, LLC

By: [signature]
William D. Harden, Manager

Daybreak Oil and Gas, Inc.

By: Thomas C Kilbourne
Thomas C. Kilbourne, Treasurer





State of Texas)
) ss.
County of Johnson)

I certify that I know or have satisfactory evidence that William D. Harden is the person who appeared before me, and said person acknowledged that he signed this instrument, on oath stated that he was authorized to execute the instrument and acknowledged it as the Manager of Green River Drilling, LLC to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Dated: 8/22/06

KATHLEEN R. [illegible] NOTARY PUBLIC State of Texas Comm. Exp. 11-04-2008

NOTARY PUBLIC for State of Texas
My appointment expires: 11/4/08

State of Idaho)
) ss.
County of Shoshone)

I certify that I know or have satisfactory evidence that Thomas C. Kilbourne is the person who appeared before me, and said person acknowledged that he signed this instrument, on oath stated that he was authorized to execute the instrument and acknowledged it as the Treasurer of Daybreak Oil and Gas, Inc. to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Dated: August 22, 2006 Connie L Pennington

CONNIE L. PENNINGTON
NOTARY PUBLIC
STATE OF IDAHO

NOTARY PUBLIC for State of Idaho
My appointment expires: 2-02-07

Exhibit 10.3

SECURED PROMISSORY NOTE

$600,000.00   Spokane, Washington
        August _____, 2006

Green River Drilling, LLC, a Texas Limited Liability Company, (the "Maker") promise to pay to the order of Daybreak Oil and Gas, Inc., a Washington Corporation (the "Holder") sum of Six Hundred Thousand and 00/100 Dollars ($600,000.00) or so much thereof as has been advanced, together with interest from the date of advance, upon the agreements, terms and conditions provided in this Note (the "Note").

1. *Definitions.*

(a) *Cure Period.* The term "Cure Period" means a period of fifteen (15) days from the time the Maker receives written notice of a Default.

(b) *Default.* The term "Default" means any of the following events:

(i) the Maker fails to make any payment, when due, on any sum owing on this Note; or

(ii) the Maker breaches or fails to perform any of its other obligations under this Note or any other agreement between the Maker and the Holder; or

(iii) the Maker becomes insolvent; or

(iv) an action is commenced to appoint, or the Maker consents to the appointment of a receiver or trustee, or other similar official for all or any part of the Maker's property; or

(v) the Maker assigns any of its assets for the benefit of its creditors; or

(vi) the Maker files or is served with a petition for relief under 11 U.S. C. § 1 *et seq.* or any similar federal or state statute, or a proceeding is instituted against the Maker seeking a readjustment of the Maker's indebtedness; or

(vii) any of the Collateral, as defined in the Security Agreement between Maker and Holder of even date herewith, is attached pursuant to a court order or other legal process; or

(viii) the Maker admits, in writing, its inability to pay its debts as they become due; or

(ix) a court of competent jurisdiction enters an order approving a petition seeking a reorganization of the Maker or appointing a receiver, trustee, or other similar official of substantially all of Maker's assets.

      (c) *Default Rate.* The term "Default Rate" means the rate of interest will increase to the lesser of prime plus 10% or the highest legal rate in the State of Texas.

      2. *Advances.* Advances shall be made in the following amounts: Two Hundred Thousand and 00/100 Dollars ($200,000.00) upon the execution of this Note and the balance of the note to be drawn weekly in One Hundred Thousand and 00/100 Dollar ($100,000.00) increments for a total amount of Six Hundred Thousand and 00/100 Dollars ($600,000.00), as set forth in the Agreement for Refurbishment and Operation of Drilling Rig, of even date herewith.

      3. *Interest.* Interest on this note is eight percent (8%). Sums owing on this Note shall bear interest from the date of this Note until paid. There is no prepayment penalty for early discharge of the debt and accrued interest to date of discharge. Should the Maker default on any of the obligations specified in this Note, all sums owing on the Note shall bear interest at the Default Rate.

      4. *Payment.* Monthly payments of Forty-Six Thousand and 00/100 Dollars ($46,000.00) shall include principal and interest at the rate of eight percent (8%) per annum with the first payment due at the later of December 1, 2006 or the 10th day of the first month following the second calendar month during which the rig has charged and collected a daywork rate under a drilling contract with Daybreak. Thereafter, monthly payments will be due on the 10th day of each month until the Note is paid in full. In the event that the rig is on a standby rate for more than seven (7) days in any one month, then said monthly payment for the next month may be reduced by Two Thousand and 00/100 Dollars ($2,000.00) per day for every day in excess of seven (7) days that the rig is on the standby rate. The rig may not be released for the use by any third party without the prior written consent of Daybreak Oil and Gas, Inc. If lender has not received the full amount of any payment due under this Note when fifteen (15) days following the date such payment is due, Borrower shall pay lender a late charge at the default rate as defined herein.

The unpaid principal shall be the total amount advanced hereunder, less the amount of the principal payments made hereon. The undersigned warrants that this loan and all funds advanced hereunder are exclusively for commercial or business purposes. This Note is given to avoid the execution of an individual Note for each advance made by Maker.

Payments shall be applied first to costs, expenses, and other charges provided for in this Note or incurred by the Holder in realizing on this Note, second to interest then accrued, and then to principal. All payments shall be made in the lawful currency of the United States of America. All payments shall be made to the Holder at 601 West Main Avenue, Suite 1017, Spokane, Washington 99201 or at such other place as the Holder may specify in writing.

      5. *Prepayment.* The Maker may prepay any amount owing on this Note without incurring any additional charge, provided that the Maker gives the Holder written notice of the amount to be prepaid at least three (3) days before the date of prepayment.

Notwithstanding any prepayment, the Maker shall continue to make all succeeding installments or other payments as they become due, until this Note is completely paid.

6. *Security.* The payment of all sums owing on this Note shall be secured by a first priority lien, evidenced by a security agreement between the Maker and the Holder, upon all of the following property that is now and hereafter at any time used in connection with (without regard to the duration of the period of such use), or now or at any time relates to or arises as a result of the operation of the business of Debtor.

(i) that certain drilling rig identified as Rig No. 205 and further described on Exhibit "A" attached hereto and by this reference incorporated herein together with (a) all increases, parts, fittings, accessories, equipment, special tools and accessions now or hereafter attached thereto or used in connection therewith, and any and all replacements of all or any part thereof; (b) any profits now or hereafter acquired from or through any of the foregoing; (c) any products now or hereafter manufactured, processed, assembled or commingled from any of the foregoing; and (d) any and all proceeds received should any of the foregoing be sold, exchanged, collected or otherwise disposed of. Sale or disposition of Collateral is prohibited without the prior written consent of the Holder herein.

(ii) all of Maker's assets, inventory, including all goods, merchandise, raw materials, supplies and other tangible personal property, now owned or hereafter acquired, wheresoever located, and all the documents now and at any times covering or representing any of said property;

(iii) all of Maker's accounts, accounts receivable, contracts receivables, contract rights, notes, drafts, acceptances, instruments, chattel paper and general intangibles, and all security for payment thereof, now and hereafter existing and arising; and

(iv) all of Maker's equipment, including furniture, furnishings, machinery, fixtures, storage shelves and other goods used in the conduct of Debtor's business, including, but not limited to, all motor vehicles and rolling stock, now owned or hereafter acquired; together with (a) all increases, parts, fittings, accessories, equipment, special tools and accessions now or hereafter attached thereto or used in connection therewith, and any and all replacements of all or any part thereof; (b) any profits now or hereafter acquired from or through any of the foregoing; (c) any products now or hereafter manufactured, processed, assembled or commingled from any of the foregoing; and (d) any and all proceeds received should any of the foregoing be sold, exchanged, collected or otherwise disposed of. Sale or disposition of Collateral is prohibited without prior written consent of the Holder herein.

7. *Notice of Default; Cure.* Upon a Default, the Holder shall deliver written notice of the Default to the Maker. The Maker shall have the right to cure, within the Cure Period, any Default described in Section l(b)(i) or (ii) of this Note. The Maker may not cure a Default described in Section l(b)(iii) through (viii) of this Note. If the Maker cures the Default within the Cure Period, the Maker shall nonetheless remain liable for

any late charge properly assessed pursuant to Section 6 of this Note. If the Maker fails to cure a Default within the Cure Period, or is prohibited from curing the Default, the Holder may accelerate all amounts owing on the Note. Such accelerated amounts shall become immediately due and payable. If the Holder accelerates the amounts due under this Note, the Holder shall have the right to pursue any or all of the remedies provided in this Note, including, but not limited to, the right to bring suit on the Note.

8. *Remedies.* Upon a Default and expiration of any applicable Cure Period, the Holder shall have all rights available to it at law or in equity, including all rights available under the Texas Uniform Commercial Code. Any unpaid balance outstanding at the time of a Default, and any costs or other expenses incurred by the Holder in realizing on this Note, shall bear interest at the Default Rate. All rights and remedies granted under this Note shall be deemed cumulative and not exclusive of any other right or remedy available to the Holder.

9. *Attorneys' Fees, Costs, and Other Expenses.* Maker agrees to pay all costs and expenses which the Holder may incur by reason of any Default, including, but not limited to, reasonable attorneys' fees, expenses, and costs incurred in any action undertaken with respect to this Note, or any appeal of such an action. Any judgment recovered by the Holder shall bear interest at the Default Rate.

10. *Transfer; Obligations Binding on Successors.* The Maker may not transfer any of its rights, duties, or obligations under this Note without the prior written consent of the Holder. This Note, and the duties set forth in the Note, shall bind the Maker and its successors and assigns. All rights and powers established in this Note shall benefit the Holder and its successors and assigns.

11. *Notices.* Any notice, consent, or other communication required or permitted under this Note shall be in writing and shall be deemed to have been duly given or made either (1) when delivered personally to the party to whom it is directed (or any officer or agent of such party), or (2) ten business days after being deposited in the United States' certified or registered mail, postage prepaid, return receipt requested, and properly addressed to the party. A communication will be deemed to be properly addressed if sent to the Maker at 501 West County Road 109, Venus, Texas 76084 or if sent to the Holder at 601 West Main Avenue, Suite 1017, Spokane, Washington 99201. The Maker or the Holder may at any time during the term of this Note change the address to which notices and other communications must be sent by providing written notice of a new address within the United States to the other party. Any change of address will be effective ten (10) days after notice is given.

12. *Governing Law.* This Note will be construed and the rights, duties, and obligations of the parties will be determined in accordance with the laws of the State of Texas.

13. *Headings.* Headings used in this Note have been included for convenience and ease of reference only, and will not in any manner influence the construction or interpretation of any provision of this Note.

14. *Entire Agreement.* This Note and the Agreement for Refurbishment and Operation of Drilling Rig of even date herewith represent the entire understanding of the parties with respect to the subject matter of the Note.

15. *Waiver.* No right or obligation under this Note will be deemed to have been waived unless evidenced by a writing signed by the party against whom the waiver is asserted, or by its duly authorized representative. Any waiver will be effective only with respect to the specific instance involved, and will not impair or limit the right of the waiving party to insist upon strict performance of the right or obligation in any other instance, in any other respect, or at any other time.

16. *Severability.* The parties intend that this Note be enforced to the greatest extent permitted by applicable law. Therefore, if any provision of this Note, on its face or as applied to any person or circumstance, is or becomes unenforceable to any extent, the remainder of this Note and the application of that provision to other persons, circumstances, or extent, will not be impaired.

17. *References.* Except as otherwise specifically indicated, all references in this Note to numbered or lettered sections or subsections refer to sections or subsections of this Note. All references to this Note include any subsequent amendments to the Note.

18. *Venue.* The Maker agrees that any action on this Note must be brought in a court of appropriate jurisdiction in Johnson County, Texas.

19. *Attorneys' Fees.* If any litigation or other dispute resolution proceeding is commenced between parties to this Agreement to enforce or determine the rights or responsibilities of the parties, the prevailing party or parties in the proceeding will be entitled to receive, in addition to any other relief granted, its reasonable attorneys' fees, expenses, and costs incurred preparing for and participating in the proceeding. Each party shall bear the cost of their own attorney fees in connection with the preparation and negotiation of this Agreement.

20. *Maximum Interest.* Notwithstanding any other provisions of this Note, any interest, fees, or charges payable by reason of the indebtedness evidenced by this Note shall not exceed the maximum permitted by applicable law.

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

MAKER:

Green River Drilling, LLC

By: _____

time.

16. *Severability.* The parties intend that this Note be enforced to the greatest extent permitted by applicable law. Therefore, if any provision of this Note, on its face or as applied to any person or circumstance, is or becomes unenforceable to any extent, the remainder of this Note and the application of that provision to other persons, circumstances, or extent, will not be impaired.

17. *References.* Except as otherwise specifically indicated, all references in this Note to numbered or lettered sections or subsections refer to sections or subsections of this Note. All references to this Note include any subsequent amendments to the Note.

18. *Venue.* The Maker agrees that any action on this Note must be brought in a court of appropriate jurisdiction in Johnson County, Texas.

19. *Attorneys' Fees.* If any litigation or other dispute resolution proceeding is commenced between parties to this Agreement to enforce or determine the rights or responsibilities of the parties, the prevailing party or parties in the proceeding will be entitled to receive, in addition to any other relief granted, its reasonable attorneys' fees, expenses, and costs incurred preparing for and participating in the proceeding. Each party shall bear the cost of their own attorney fees in connection with the preparation and negotiation of this Agreement.

20. *Maximum Interest.* Notwithstanding any other provisions of this Note, any interest, fees, or charges payable by reason of the indebtedness evidenced by this Note shall not exceed the maximum permitted by applicable law.

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

MAKER:

GREEN RIVER DRILLING, LLC

By:

William D. Harden, Manager

Exhibit 10.4

OPTION TO PURCHASE INTEREST

This Agreement is made effective the ___ day of _____, 2006, by and between William D. Harden and Laura L. Harden, husband and wife ("Harden") ("Optionor") and Daybreak Oil and Gas, Inc., a Washington Corporation ("Optionee").

WHEREAS, Harden desires to grant to Daybreak Oil and Gas, Inc. the option to purchase a forty-nine percent (49%) interest in Green River Drilling, LLC, a Texas Limited Liability Company;

NOW, THEREFORE, in consideration of the foregoing and the covenants and conditions contained herein, the parties hereto agree as follows:

1.   Grant of Option. Harden hereby grants to Daybreak Oil and Gas, Inc., or its permitted assignees as agreed to by the parties hereto, an option to purchase a forty-nine percent (49%) interest in Green River Drilling, LLC on the terms and conditions set forth herein.

2.   Purchase Price and Terms. The purchase price payable for such interest shall be Six Hundred Thousand Dollars and 00/100 ($600,000.00), payable in full at closing and in addition thereto at the option of Harden, 100,000 common shares of Daybreak Oil and Gas Inc, common stock at the fair market value as of the date the option is exercised or in the alternative the additional cash sum of Two Hundred Thousand and 00/100 Dollars ($200,000.00) cash at closing.

3.   Exercise of Option. The option may be exercised at any time from the date of the executive of this Agreement through February 28, 2008. The option shall be exercised by Daybreak Oil and Gas, Inc. giving written notice to Harden. Closing of purchase shall occur within thirty (30) days after the Notice of Exercise is delivered to Harden.

4.   Representations and Warranties of Harden. At closing, Harden shall represent and warrant to Daybreak Oil and Gas, Inc. that:

a.   Green River Drilling, LLC's interest is free and clear of all liens and encumbrances, except for liens and encumbrances approved by Daybreak Oil and Gas, Inc.

b.   Such interest is now and until the closing shall be free of all encumbrances.

c.   Daybreak Oil and Gas, Inc. shall receive good and marketable title to such interest, free of all encumbrances.

d.   Green River Drilling, LLC is a Texas Limited Liability Company in good standing under the laws of the State of Texas and shall still be such on the closing day of the sale.

5.   Representations and Warranties of Daybreak. At closing, Daybreak Oil and Gas, Inc. shall represent and warrant to Harden that:

    a.   Daybreak Oil and Gas, Inc. is a Washington Corporation in good standing under the laws of the State of Washington and shall still be such on the closing day of the sale.

    b.   Daybreak Oil and Gas, Inc. is not insolvent.

    c.   No action has been commenced to appoint, and Daybreak Oil and Gas, Inc. has not consented to the appointment, of a receiver, trustee, or other similar official for all or any part of Daybreak Oil and Gas, Inc.'s property.

    d.   Daybreak Oil and Gas, Inc. has not assigned any of its assets for the benefit of creditors.

    e.   Daybreak Oil and Gas, Inc. has not filed and has not been served with a petition for relief under 11 U.S.C. § *et. seq.* or any or similar federal or state statute.

6.   Conditions to Closing. The representations and warranties of Harden and Daybreak Oil and Gas, Inc. set forth in paragraph 4 and 5 above shall continue to be true and correct.

7.   Termination of Option. If Daybreak Oil and Gas, Inc. fails to timely exercise the option, or fails to fully fund the $600,000 loan for refurbishment of a drilling rig owned by Harden, then this Agreement and the rights of Daybreak Oil and Gas, Inc. hereunder, shall thereupon automatically cease and terminate without further notice.

8.   Notice. All notices given or required to be given hereunder shall be in writing and addressed to the parties as set out below. Any such notice shall be deemed given only when actually received by the part intended therefore, whether personally served or sent by registered or certified mail, return receipt requested.

        If to Harden:
        501 West County Road 109
        Venus, Texas 76084

        If to Daybreak Oil and Gas, Inc.:
        601 West Main Avenue, Suite 1017
        Spokane, Washington 99201

9.   Attorney's Fees. In the event of a dispute arising out of or pertaining to this Agreement, the prevailing party in any such dispute shall be entitled to attorney's fees and costs from the nonprevailing party.





10. Binding effect. This Agreement shall be binding upon the parties, their heirs, legal representatives, successors, and assigns.

11. Entire agreement. This Agreement supersedes all prior agreements between the parties relating to its subject matter. There are no other understandings or agreements between them concerning the subject matter.

12. Non-waiver. No delay or failure by either party to exercise any right under this Agreement, and no partial or signal exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

13. Governing law. This Agreement shall be constructed in accordance with the laws of the State of Texas.

14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement the day and year first above written.

DAYBREAK OIL AND GAS, INC.

By: [signature]
Thomas C. Kilbourne,
Treasurer

[signature]
William D. Harden

[signature]
Laura L. Harden